

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2020

Andrea Petersen
Chief Executive Officer
School of Whales Commercial Real Estate Equity Fund, LLC
3634 NW 2nd Ave.
Miami, FL 33127

> **Re: School of Whales Commercial Real Estate Equity Fund, LLC**
> **Amendment No. 6 to Offering Statement on Form 1-A**
> **Filed August 31, 2020**
> **File No. 024-10995**

Dear Ms. Petersen:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed August 31, 2020

Prior Performance Tables, page 55

1. Please update your tables as of the most recent date practicable and provide the operating results in Table II for the period ended December 31, 2019.

Exhibits

2. We note the exclusive forum and fee-shifting provisions in Section 5.4 of the subscription agreement. Please revise the agreement to state whether these provisions apply to federal securities laws claims. We may have further comments based on your response.

3. Please file an updated legal opinion.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: James Dodrill, Esq.